Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

21 December 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cobra -1 Update

Cue is pleased to announce that preparations are well underway to drill the Cobra -1 exploration well.

The well site is substantially complete and drilling rig components are being moved to the site. The well is expected to begin drilling around the second week of January 2008.

Cobra -1 is located in Petroleum Prospecting Licence 190, on trend with the SE Gobe field, in onshore Papua New Guinea.

Cobra -1 will test a sub thrust closure that has the unrisked potential to contain 30-40 million barrels of oil, Cue share 3.3-4.4 million barrels. The well is expected to take approximately 60 days.

The participants in the PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21 December 2007

END